UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 9, 2005

OFFSHORE SYSTEMS INTERNATIONAL LTD.

(Translation of registrant’s name into English)

107-930 West 1st Street.
North Vancouver, BC V7P 3N4, Canada

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

MATERIAL CHANGE REPORT

Filed pursuant to:

s. 85 of the Securities Act (British Columbia)
s. 118 of the Securities Act (Alberta)
S. 75 of the Securities Act (Ontario)

Item 1:	Reporting Issuer

OFFSHORE SYSTEMS INTERNATIONAL LTD.
#107 - 930 West 1st Street
North Vancouver, B.C.
V7P 3N4
Telephone: (604) 904-4600

Item 2:	Date of Material Change

March 8, 2005

Item 3:	Press Release

A press release was issued on March 8, 2005 via CCNMatthews. A true copy of the press release is attached.

Item 4:	Summary of Material Change

Offshore Systems International Ltd. announced its intention to proceed with a private placement (the ‘financing’) of up to CDN$19.5 million. The financing will be led by SDS Capital Group SPC, Ltd. as a principal investor. A recognized United States investment bank will act as agent to offer the securities on a best efforts basis to other institutions and accredited investors. The proceeds of the financing will be used to pursue acquisitions in the United States, to increase available cash for operations and to redeem 57,711 issued and outstanding Class B Series 1 preference shares held by two institutional investors.

Item 5:	Full Description of Material Change

See attached Schedule “A” Press Release dated March 8, 2005

Item 6:	Reliance on Section 85(2) of the Securities Act (British Columbia), Section 118(2) of the Securities Act (Alberta) and Section 75(3) of the Securities Act (Ontario)

Not Applicable

Item 7:	Omitted Information

Not Applicable

Item 8:	Senior Officer

Mr. John A. Jacobson
Chief Executive Officer
107 - 930 West 1st Street
North Vancouver, B.C.
V7P 3N4
Telephone: (604) 904-4612

Item 9:	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED this 8th day of March 2005

“John A. Jacobson”

(Signature)

John A. Jacobson

(Name)

Chief Executive Officer

(Position)

North Vancouver, B.C.

(Place of Declaration)

Press Release Offshore System International Ltd. TSX:OSI | OTCBB:OFSYF

For Immediate Release

Schedule “A”

Offshore Systems International announces substantial financing to support significant growth of the Company both through acquisitions and large market opportunities

Vancouver, Canada, March 8, 2005 – Offshore Systems International Ltd. (TSX: OSI/OTCBB: OFSYF) today announced its intention to proceed with a private placement (the “financing”) of up to CDN$19.5 million. The financing will be led by SDS Capital Group SPC, Ltd. as a principal investor. A recognized United States investment bank will act as agent to offer the securities on a best efforts basis to other institutions and accredited investors. The proceeds of the financing will be used to pursue acquisitions in the United States, to increase available cash for operations, and to redeem 57,711 issued and outstanding Class B Series 1 preference shares held by two institutional investors at a cost of approximately CDN$2.9 million.

About Offshore Systems International Ltd.:

OSI is a pioneer in geospatial intelligence and a world-leading fleet supplier of highly specialized electronic chart systems and software for navigation and situational awareness. The Company is fleet supplier to six NATO navies and their close allies, and its ECPINS® (Electronic Chart Precise Integrated Navigation System) product line is installed or under contract for installation on more than 340 major warships worldwide.

OSI is pursuing high-growth opportunities in national defence and homeland security with its Common Operational Picture (COP) product line in response to emerging requirements for geospatial intelligence capabilities in command and control applications. Estimates based on independent market research indicate US$400 million is spent each year for high-performance geographic displays within the global command and control market. The Company also anticipates expanding opportunities for its navigation systems in warships, submarines, new ship-building programs, specialty craft and non-combatant vessels.

Offshore Systems International Ltd.
107 - 930 West 1st Street
North Vancouver, BC Canada V7P 3N4

TEL 604 904 4600 | FAX 604 987 2555
www.osil.com

Press Release Offshore System International Ltd. TSX:OSI | OTCBB:OFSYF

For Immediate Release

OSI’s common shares are listed for trading on the Toronto Stock Exchange (TSX: OSI) and the OTC Bulletin Board (OTCBB: OFSYF). Please visit OSI’s website at www.osil.com for more information and the latest Company updates.

Summary of Financing Terms:

Unit Structure

OSI is offering up to 19,500 units, each comprised of 20 voting Class B Series 2 preference shares (“preference shares”) and 588 share purchase warrants (“warrants”). The issue price will be CDN$1,000 per unit. The preference shares will entitle the holders to receive a fixed preferential cumulative 7% dividend payable semi-annually. Each preference share will be convertible at the option of the holder at any time into 58.82 OSI common shares, calculated by dividing the issue price of CDN$50.00 for each preference share by the conversion price of CDN$0.85. Each warrant will entitle the holder to purchase one OSI common share at the exercise price of CDN$0.85 for a period of five years.

Shareholder Approval

TSX policies require that OSI obtain shareholder approval for the financing. Consequently, all subscription funds and agreements will be held in escrow with an escrow agent pending receipt of shareholder approval. OSI intends to seek shareholder approval for the financing at its annual general meeting which is scheduled to be held on April 8, 2005. During the escrow period, the purchasers will receive interest on the subscription funds at the rate of 12% per annum. If shareholder approval is obtained, the financing will be closed promptly and accrued interest paid to the purchasers. If shareholder approval is not obtained, the escrow agent will immediately return the subscription funds and accrued interest to the purchasers. All payments of interest will be net of applicable withholding tax. If shareholder approval is not obtained, all legal, accounting and other advisory service fees incurred will be recorded as a charge against earnings for the three and six months ended May 30, 2005.

OSI Right of Redemption

OSI will also have the right to redeem the preference shares at any time after three years following the closing date, at the redemption price of CDN$60 per share, plus payment of any accrued but unpaid dividends. A holder will have 20 days after receipt of notice of redemption from OSI within which to convert the preference shares to common shares.

Offshore Systems International Ltd.
107 - 930 West 1st Street
North Vancouver, BC Canada V7P 3N4

TEL 604 904 4600 | FAX 604 987 2555
www.osil.com

Press Release Offshore System International Ltd. TSX:OSI | OTCBB:OFSYF

For Immediate Release

Right to Force Conversion

OSI will have the right to require the holders to convert their preference shares to common shares if: (i) at any time after 12 months following the closing date, the closing trading price of OSI’s common shares is greater than CDN$2.13 for at least 20 consecutive trading days, or (ii) at any time OSI completes a firm commitment public underwritten offering of its common shares of at least CDN$40 million at an offering price of more than CDN$1.70, and the common shares into which the preference shares are convertible are freely tradable.

Warrants

Each common share purchase warrant will entitle the holder to purchase one common share of OSI at the exercise price of CDN$0.85 for a period of five years from the date of issuance. OSI has the right to redeem the warrants for CDN$0.10 each upon 20 days notice, provided the closing trading price of OSI’s common shares is greater than CDN$2.55 for a period of 20 consecutive trading days, and provided the common shares underlying the warrants are freely tradable. Any warrants which are the subject of a redemption notice may be exercised by the holders within the 20 day notice period.

Other Rights of the Purchasers

The purchasers of the preference shares will have a right of first offer to participate on a pro-rata basis in any equity, equity linked, or debt financing proposed by OSI for 24 months after the closing date. The purchasers will have ten trading days within which to exercise their right. This pre-emptive right will not apply to any proposed issuance of stock by OSI in connection with strategic partnerships, acquisitions or public underwritten offerings. OSI has also agreed that it will not issue any securities or unsecured debt obligations senior to the preference shares without the prior written approval of the holders of a majority of the preference shares, such approval not to be unreasonably withheld.

Liquidation Preference

In the event of the liquidation of OSI, the holders of the preference shares will have the right to repayment of the original purchase price of the shares, plus all accrued but unpaid dividends thereon in priority to any payments to the holders of common shares and any other shares ranking junior to the preference shares.

Offshore Systems International Ltd.
107 - 930 West 1st Street
North Vancouver, BC Canada V7P 3N4

TEL 604 904 4600 | FAX 604 987 2555
www.osil.com

Press Release Offshore System International Ltd. TSX:OSI | OTCBB:OFSYF

For Immediate Release

Trading Provisions

The preference shares and warrants will not be listed or quoted for trading but will be freely tradable, subject to such trading restrictions and hold periods as are imposed under applicable securities regulations and by the TSX in accordance with its policies.

Regulatory Matters

Completion of the financing is subject to satisfaction of a number of conditions precedent, including completion of legal documentation and due diligence satisfactory to both OSI and the purchasers, and receipt of all necessary regulatory approvals, including TSX acceptance.

The offered securities have not been, nor will be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

This news release shall not constitute an offer to sell, or the solicitation of an offer to buy, the securities in any jurisdiction.

Forward-Looking Statements:

This news release contains discussion of items that may constitute forward-looking statements within the meaning of securities laws including Section 27a of the Securities Act of 1933, as amended, and Section 21e of the Securities Exchange Act of 1934, as amended, with respect to achieving corporate objectives, developing additional project interests, OSI’s analysis of opportunities in the acquisition and development of various project interests and other matters. These statements are made under the ‘safe harbour’ provisions of the Private Securities Litigation Reform Act of 1995 and, as such, involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein. Although Offshore Systems International believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurances that its expectations will be achieved. Factors that could cause actual results to differ from expectations include the effects of general economic conditions, changing foreign

Offshore Systems International Ltd.
107 - 930 West 1st Street
North Vancouver, BC Canada V7P 3N4

TEL 604 904 4600 | FAX 604 987 2555
www.osil.com

Press Release Offshore System International Ltd. TSX:OSI | OTCBB:OFSYF

For Immediate Release

exchange rates, actions by government authorities, uncertainties associated with contract negotiations, and industry supply.

For more information:

Offshore Systems International Ltd.
John Jacobson
President and Chief Executive Officer
Phone: 604-904-461

Offshore Systems International Ltd.
107 - 930 West 1st Street
North Vancouver, BC Canada V7P 3N4

TEL 604 904 4600 | FAX 604 987 2555
www.osil.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	“John A. Jacobson”
Title: President & CEO

Date: March 9, 2005